Mail Stop 4561

November 24, 2008

Michael A. Arends
Chief Financial Officer
Marchex, Inc.
413 Pine Street, Suite 500
Seattle, WA 98101

>   **Re: Marchex, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **File No. 000-50658**

Dear Mr. Arends:

　　　We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

>   Sincerely,

>   Craig Wilson
>   Sr. Asst. Chief Accountant